Exhibit 1





                               AUDITORS' CONSENT



We hereby consent to the inclusion in Research in Motion Limited's Annual Report on Form 40-F for the year ended February 28, 2004, of our report dated March 31, 2004 and our report dated March 28, 2003 (except for note 14 which is as of May 28, 2003) and to the references to us in such Form 40-F.



                                                    Ernst & Young LLP
Toronto, Canada,                             ---------------------------------
July 9, 2004.                                      Chartered Accountants